SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________________________
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934.

Powergen plc
(Name of Subject Company)

E.ON AG
(Name of Filing Person (Offeror))

Ordinary Shares of 50p each,
and
American Depositary Shares evidenced by American Depositary Receipts, each
American Depositary Share evidencing Ordinary Shares of 50p each
(Title of Class of Securities)

G7203R 178, 7389054054
(CUSIP Numbers of Class of Securities)

Michael C. Wilhelm
E.ON AG
Benningsenplatz 1
40474 Dusseldorf
Germany
011 49 211 4579 200

Copies to:

Edward F. Greene
Cleary, Gottlieb, Steen & Hamilton
City Place House
55 Basinghall Street
London EC2V 5EH
England
011 44 20 7614 2200

(Name, Address and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☐ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The following is the presentation given to analysts and investors on April 9, 2001 in London in connection with the announcement of a pre-conditional cash offer by E.ON AG for all of the issued and to be issued share capital of Powergen plc. The press release and other documents related to the pre-conditional offer will be filed separately with the Securities and Exchange Commission.

From European to Global Powerhouse

Recommended Pre-Conditional Offer for Powergen

9 April 2001

The members of the Management Board of E.ON AG accept responsibility for the information contained in this document, except for the information relating to Powergen plc and its subsidiary undertakings and associated undertakings (the "Powergen Group"). To the best of the knowledge and belief of the members of the Management Board of E.ON AG (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Directors of Powergen plc accept responsibility for the information relating to the Powergen Group contained in this document. To the best of the knowledge and belief of the Directors of Powergen plc (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO PURCHASE OR SUBSCRIBE FOR ANY SHARES AND NEITHER ANY PART OF IT SHALL FORM THE BASIS OF OR BE RELIED UPON IN CONNECTION WITH ANY CONTRACT OR COMMITMENT WHATSOEVER. IF AND WHEN E.ON AG COMMENCES ITS OFFER FOR ORDINARY SHARES OR ANY OTHER SECURITIES OF POWERGEN PLC, IT WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND POWERGEN PLC WILL FILE A SOLICITATION/ RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THESE DOCUMENTS WILL BE MADE AVAILABLE TO ALL HOLDERS OF RELEVANT POWERGEN PLC SECURITIES AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE SEC) AND THE SOLICITATION/ RECOMMENDATION STATEMENT ALSO WILL BE AVAILABLE FREE OF CHARGE AT THE SEC WEB SITE AT WWW.SEC.GOV.

This document is a summary only and should be read in conjunction with the press announcement dated 9 April 2001.

Agenda

- Acquisition of Powergen by E.ON
- Overview of Powergen
- Transaction Rationale
- Transaction Structure and Timing
- From European to Global Powerhouse

Agenda

I. Acquisition of Powergen by E.ON

e·on

POWERGEN

E.ON's vision: A global powerhouse

Pure-Play Utility	Global Leadership Position
• Electricity and gas as core activities • Water and services as supplementary businesses	• Leading consolidator in Pan-European markets • Focused growth outside Europe

Best-in-Class Aspiration	Successful Integrated Model
• Cost leadership in generation, transmission and distribution • Innovative branding and customer offering	• Customer facing and generation as natural hedge • Convergence between gas and power along the value chain

e·on

POWERGEN

Focus and growth: The next stage for E.ON

Becoming a pure-play utility

- Commitment to divest non-utility businesses
- Timeframe for additional disposals latest within 3-5 years after closing
- Proceeds will be redeployed in the utility business

Growing through the acquisition of Powergen

- Pan-European leadership through addition of UK activities
- Excellent platform for future growth in the US
- High-quality operating businesses
- Strong management skills and international expertise
- Immediately earnings enhancing pre goodwill[1]

(1) This statement should not be interpreted to mean that earnings per share of E.ON AG in its current or any future financial year will necessarily be greater than those in the year ended December 31, 2000

e·on

POWERGEN

Implementing E.ON's global growth strategy

Growth Outside Europe

- **Acquire integrated utilities in North America (eg. LG&E)**
- Selectively engage in South America

Broad expansion in Europe

- Expand around Germany (eg. majority in Sydkraft)
- Establish European-wide wholesale presence
- **Enter into non-contiguous markets (eg. UK through Powergen)**

Strengthen core business in Germany

- Establish premier supply business in Germany (eg. #1 - brand)
- Participate in further privatisation of municipalities
- Increase stakes from minority to majority interests

e·on

POWERGEN

The UK: A key European market

- Third largest European electricity market (~ 300 TWh sales)
- Leading country in energy liberalisation
- Value creating opportunities exist for
  - flexible portfolio generators
  - experienced asset backed traders
  - efficient operators of distribution assets
  - innovative retailers with strong nationwide brand
- Scope for further synergistic consolidation

e·on

POWERGEN

The US: World's largest power market

- Larger than total European electricity market
- Offers higher growth and return potential than Europe
- Integrated utility as the accepted business model
- Value creation opportunitities from introducing European best practices
- Further opportunities arising from
  - fragmented nature of the market
  - market liberalisation
  - convergence of gas and electricity

e·on

POWERGEN

Midwest an attractive region within the US power market

North American Electricity Pools[1]


MAIN
Detroit
Chicago
ECAR
MAAC
New York
Philadelphia
Frankfort

- Midwest[2] with around 30% of US electricity demand
- Crossroads of major energy flows, well interconnected and with good fuel supply options
- Heavily industrialised region
- Consolidation opportunities in a fragmented market
- Positive regulatory environment

(1) MAIN = Mid-America Interconnected Network, ECAR = East Central Area Reliability Coordination Agreement, MAAC = Mid-Atlantic Area Council
(2) Including Illinois, Indiana, Kentucky, Maryland, Michigan, Missouri, New Jersey, Ohio, Pennsylvania, West Virginia and Wisconsin

e·on

POWERGEN

Better geographic balance

Pre-Acquisition[1]	Post-Acquisition[2]


Europe
25%
Germany
75%


US
16%
Europe
28%
Germany
56%

Physical Electricity Sales: 239 TWh	Physical Electricity Sales: 323 TWh

(1) 2000 proforma for Sydkraft (transaction pending)
(2) 2000 proforma for Sydkraft, Powergen and LG&E (transactions pending)

Summary terms of the pre-conditional offer

- 765 p in cash for each Powergen share
  - equity value of £5,126 billion or € 8,169 billion
  - enterprise value of £ 9,593 billion or € 15,289 billion[1]
- Pre-conditional offer
  - regulatory approvals expected early 2002
  - formal offer to be launched thereafter
  - closing expected in spring 2002
- Recommended by Powergen board
- Attractive transaction for both E.ON and Powergen shareholders

(1) Assuming pro-forma net debt of £ 4,467 million derived from £ 5,322 million net debt as at December 31, 2000 adjusted for the announced disposals of Rye House, Tapada, GPEC, Yallourn, other Asian assets and UK metering activities

e·on

POWERGEN

An attractive deal for Powergen and its shareholders

- Continuation of Powergen's success story
  - well positioned for further growth
    - retail and asset management in the UK
    - best practice and consolidation in the US
  - shared business model and strategy
  - opportunity to accelerate the existing strategy
- Attractive premium to trading value of shares
  - 8.4 % to April 6 closing share price
  - 25.8 % to January 16 pre-talks announcement share price
  - 35.2 % to average share price over the last 6 months ended January 16

An attractive deal for E.ON and its shareholders

- Creating financial value even without immediate operational synergies
  - in line with E.ON's strict investment criteria
  - very attractive price in comparison to other European utility transactions
  - immediate and substantial enhancement of earnings pre goodwill[(1)]
  - financial benefits from refinancing of Powergen debt
  - strong improvement of E.ON's capital structure
- Creating strategic value with enhanced growth opportunities
  - entry to strategically important UK and US markets
  - transfer of best practice across the group to improve cost structure
  - opportunity for further value-creating transactions with synergy potential

(1) This statement should not be interpreted to mean that earnings per share of E.ON AG in its current or any future financial year will necessarily be greater than those in the year ended December 31, 2000

Agenda

II. Overview of Powergen

Powergen: An integrated UK and US utility


Powergen
UK
USA

	UK	USA
Asset Management		
Generation	34.0 TWh[1] 7,836 MW capacity[2]	45.3 TWh[5] 8,263 MW capacity[3]
Distribution	67,000 line km covering 16,000 km²	39,000 line km[4] covering 70,000 km²
Energy Retail	3.1 mn customer accounts	1.2 mn customer accounts
Physical sales	31.6 TWh electricity 30.0 TWh gas	52.0 TWh electricity[5] 11.7 TWh gas

(1) Pro-Forma 2000 including Corby and CDC, excluding Rye House and Cottam power stations which have been sold, without CHP/renewables
(2) Pro-Forma 2000 including 50 % of Corby and CDC, excluding Rye House and Cottam power stations which have been sold, without CHP/renewables
(3) Thereof 6,492 MW regulated
(4) In addition 8,000 line km electricity transmission and 6,500 line km gas transmission/distribution
(5) Regulated and WKE, without independent power projects

e·on

POWERGEN

Powergen's business model



Energy Trading
"the integrated hub"
Behaviours
Values
Assets
"world class
asset managers"
Retail
"competing and winning"

e·on

POWERGEN

Powergen: UK excellence

Assets	• World-class, flexible and diversified generation portfolio • Efficient distribution assets
Trading	• Integrated trading strategy • Leading market player
Retail	• Targeted marketing strategy with strong brand • More than 3 million customer accounts - and growing

e·on

POWERGEN

LG&E: US excellence

Generation

- Reliable, low cost generation assets
- Opportunities for off-system sales at attractive rates

Distribution

- Top quartile regional efficiency ranking in distribution - and improving
- High service levels and customer satisfaction (#1 JD Power survey[(1)])

Regulation

- Favourable regulatory environment
  - incentive based rate plan
  - pass-through of fuel costs
  - recovery of environmental costs

(1) USA, 1999 National and Midwest, 2000 Midwest

Agenda

III. Transaction Rationale

E.ON: From European to Global powerhouse

- Creates world's largest investor-owned electricity and gas utility
  - leading scale positions in all top three European markets (Western Europe[1], Scandinavia, UK)
  - substantial growth opportunities in the US
- Ability to deliver on best-in-class aspirations
  - sharing of best practices and skills
  - applying expertise from liberalised markets
  - dynamic development of strong brands
- Proactive, high quality management with track record of successful integration

(1) Germany, Austria, Switzerland, France, Benelux

e·on

POWERGEN

E.ON: The world's largest investor-owned electricity and gas utility

Consolidated Electricity Sales (TWh) (2)


EDF 464
E.ON/Powergen 323
Tokyo Electric 274
ENEL 244
E.ON 239
AEP 231
RWE 212
Southern 177
TXU 152
Endesa 149
Scottish Power 120
Vattenfall/HEW 108
Electrabel 107
Duke 85
Powergen 84
AES 73

Electricity and Gas Customers(1) (mn.) (2)


EDF 47
E.ON/Powergen 30
ENEL 30
Tokyo Electric 26
E.ON 25
Endesa 22
RWE 20
TXU 11
AES 10
AEP 9
Tractebel/Electrabel 8
Vattenfall/HEW 5
Scottish Power 5
Powergen 5
Innogy 5
Southern 4

(1) Equity ownership of 20% or more
(2) Sources: see last page

E.ON: Leading Scale Positions In Key European Markets


Graninge (13%)
Sydkraft (Majority)(1)
E.ON Benelux (100%)
E.ON Energie (100%)
Powergen(1)
Lenenergo (10%)
Watt (24.5%)
Latvijas Gaze (17%)
BKW (20%)
Lietuvos Energija (10%)
E.ON Italia (100%)
E.ON Polska (100%)
Electra Italia (51%)
E.ON Bohemia (100%)
RAG (30%)
E.ON Hungaria (100%)
Polenergia (33.3%)

(1) Transactions pending

E.ON: An excellent platform for growth in the US through LG&E

- Attractive regional location
  - crossroad of major energy flows
  - consolidation opportunities in fragmented market
  - positive regulatory environment
- European liberalisation experience: a core transferable competence
- Financial and operational strength of E.ON supports growth ambitions
- Experienced management team

Agenda

IV. Transaction Structure and Timing

Transaction terms

- Recommended preconditional offer
- 765 p per Powergen share
  - cash offer
  - loan note alternative [1]
- Powergen shareholders dividend rights
  - four quarterly interim dividends of 9.2p per share for 2001
  - day-to-day accrual at a rate of 9.2p per share per quarter thereafter

(1) Subject to SEC approval

Corporate Governance


E.ON AG
Düsseldorf
Powergen plc
London
Chairman: U. Hartmann
Deputy Chairman: E. Wallis
CEO: N. Baldwin
E.ON Energie AG
Munich

e·on

POWERGEN

Transaction timing

Process Milestones	Expected Timing
• Pre-conditional offer	• April 2001
• Pre-conditions met	• early 2002
– E.ON registered under PUHCA	
– Regulatory clearances (OFGEM, SEC, FERC, PSC of Kentucky and Virginia)	
– Anti-Trust clearance (EU, HSR)	
• Launch of offer	• early 2002
• Closing	• Spring 2002

e.on POWERGEN

Financing and capital structure

- 100% debt/cash funded
- Redeployment of funds from divestitures, especially telecom
- Significant financial capacity for further strategic moves
  - proceeds from further disposals
  - leveraging balance sheet

Agenda

V. From European to Global Powerhouse

E.ON: A leading global powerhouse


e·on

- Focused utility business
- Global leadership position in power
- Poised for future growth in US and Europe
- Best-in-class skills across value chain
- High quality international management team


LG&E ENERGY


POWERGEN

This document has been issued by E.ON AG and has been approved by Goldman Sachs International solely for the purposes of Section 57 of the Financial Services Act 1986. Goldman Sachs International, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for E.ON AG and its subsidiaries in connection with the Offer and no-one else and will not be responsible to anyone other than E.ON AG and its subsidiaries for providing the protections afforded to customers of Goldman Sachs International nor for providing advice in relation to the Offer, whether or not made, or the contents of this document. Goldman Sachs International will be acting as corporate broker to E.ON AG in relation to the Offer.

The availability of the Offer to persons outside the United Kingdom may be affected by the laws of the relevant jurisdiction. Such persons should inform themselves about, and observe, any applicable requirements of the relevant jurisdiction.

Unless E.ON AG determines otherwise, the Offer will not be made, directly or indirectly, in or into, or by the use of the mails or by any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, Australia, Japan or Canada and will not be capable of being accepted by any such use, means, instrumentality or facility or otherwise from within, Australia, Japan or Canada. Accordingly, copies of this document are not being, and must not be, mailed, or otherwise forwarded, distributed or sent in, into or from Australia, Japan or Canada and persons receiving this announcement (including custodians, nominees and trustees) must not distribute or send it in, into or from Australia, Japan or Canada.

The Loan Notes to be issued pursuant to the Offer, if made, have not been, nor will be, registered under the United States Securities Act of 1933, as amended, or under any relevant securities laws of any States or district of the United States and will not be registered under any relevant securities laws of any other country. Accordingly, unless an exemption under such Act or laws is available, the Loan Notes may not be offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan.

This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in E.ON's and Powergen's filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Source:
(Slide 21)

EDF: 1999 annual report, sales include French exports but exclude non-French subsidiaries
E.ON/Powergen: Company data
Tokyo Electric: 2000 annual report
ENEL: 1999 annual report, sales include sales to wholesalers, to third parties and foreign operators
AEP: Figures sourced from EEI International Conference 25-28 February 2001, London. Seeboard sales sourced from Seeboard 1999 annual report
Innogy: Agence Europe
RWE: Web homepage - analyst presentation Feb 2001
Southern: Web homepage - 4th quarter earnings release, figures for integrated Southeast utilities including results of competitive wholesale energy supply business in the Southeast
Endesa: Web homepage, assumed holdings in foreign subsidiaries to be larger than 50%
Scottish Power: Web homepage, 20F and marketing materials, UK sales calculated as 12% of UK supply market as per web home page statement
Tractebel/Electrabel: Sales exclude Tractebel- figures sourced from 2000 annual press release, customers sourced from 1999 Annual Report. Elyo and Tractebel customers sourced from web homepages
Vattenfall/HEW: 1999 figures sourced from Web homepages, includes consolidation of Heingas, Wemag, Drewag and ESSAG
Duke: 2000 Annual Report, sales for franchised electric only, customers sourced from EEI conference 25-28 February, 2001
AES: Web homepage - "Factsheet"
TXU: 2000 Annual Report, consolidated sales excluding 100 TWh of wholesale